EXHIBIT 99.1

Endeavour Silver Announces 2021 Annual General Meeting Results

Confirms Management Changes

VANCOUVER, British Columbia, May 12, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) announces that at the Company’s 2021 Annual General Meeting (“AGM”) held on May 12, 2021 in Vancouver, shareholders voted in favour of all items of business. A total of 67,521,897 votes were cast or represented by proxy at the AGM, representing 41.25% of the outstanding common shares as of the record date. The following is a tabulation of the votes submitted by proxy:

Director	Votes for	Votes withheld	Percent for	Percent withheld
Margaret M. Beck	34,983,870	749,106	97.90%	2.10%
Ricardo M. Campoy	35,070,420	662,556	98.15%	1.85%
Bradford J. Cooke	33,801,339	1,931,637	94.59%	5.41%
Geoffrey A. Handley	33,025,727	2,707,250	92.42%	7.58%
Rex J. McLennan	34,891,330	841,646	97.64%	2.36%
Kenneth Pickering	35,004,529	728,448	97.96%	2.04%
Mario D. Szotlender	34,601,368	1,131,608	96.83%	3.17%

All director nominees were re-elected.

By a vote by show of hands, shareholders voted 98.09% in favour of re-appointing KPMG LLP as auditor of the Company and authorized the Board to fix the auditor's remuneration for the ensuing year. In addition, shareholders also voted 97.51% in favour to reconfirm the Stock Option Plan, as amended by Amendment No. 5 and 97.75% in favour of the Share Unit Plan.

As previously announced, effective today, Bradford Cooke has been appointed Executive Chair of the Board and has stepped down as CEO. Dan Dickson has assumed the role of CEO and has been appointed to the Board, Christine West has assumed the role of CFO and Rex McLennan has been selected as Lead Director of Endeavour. Geoff Handley has stepped down as Chairman but plans to remain an active Director of the Company.

Bradford Cooke commented, “I want to thank all of the people who have supported me over the past 17 years in building up Endeavour Silver to the Company it is today, including our management team, board of directors and of course our shareholders. We have done some great things together but we are not half done yet.”

“The time has come to pass the management baton to our rising stars, Dan Dickson and Christine West. I plan to stay active with Endeavour, utilizing my knowledge of and contacts in the mining industry to continue building a bigger and better Company, and supporting Dan and Christine in their new roles. We appreciate the vote of confidence of our directors and shareholders.”

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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